Exhibit 4.7

                [Letterhead of Arnhold and S. Bleichroeder, Inc.]

                                                                     May 1, 1997

Mr. William V. Carney
Chairman of the Board and Chief Executive Officer
Porta Systems Corp.
575 Underhill Boulevard
Syosset, NY 11791

Dear Bill:

      Arnhold and S. Bleichroeder, Inc. ("A&SB") is pleased to act as financial advisor to Porta Systems Corp. ("Porta" or the "Company") rendering investment banking services in connection with transactions the Company may undertake including restructuring existing debt obligations of the Company, capital raising and mergers and acquisitions (together the "Possible Transactions"). This letter is to confirm our understanding with respect to our engagement (the "Letter Agreement").

      A&SB will assist the Company in analyzing, structuring, negotiating and effecting the Possible Transactions on the terms and conditions of this letter. In this regard, we propose to undertake certain activities on your behalf, including, if appropriate, the following:

     (1) negotiating with the holders of the Company's Zero Coupon Debentures regarding the restructuring of such obligations;

     (2)  assisting  the  Company  in the  refinancing  of debt due to  Foothill
          Capital;

     (3) advising the Company in the negotiations and as to the structure and form of the Possible Transactions;

     (4)  rendering  such  other  financial   advisory  and  investment  banking
          services as may time to time be agreed upon by A&SB and the Company.

       MEMBER OF THE NEW YORK STOCK EXCHANGE AND OTHER PRINCIPAL EXCHANGES

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      It is understood that A&SB makes no commitment to underwrite the Company's debt or equity securities. In addition, Porta has the right not to accept any or all offers with respect to the Possible Transactions.

      As compensation for these advisory services, the Company agrees to pay A&SB as follows:

      (i) For general advisory services, 50,000 five-year warrants per annum for two years with an exercise price equal to $1.56, the closing price of Porta's common stock on April 30, 1997. These warrants will vest immediately upon execution of this Letter Agreement.

     (ii) Upon the completion of a restructuring of the Zero Coupon Debentures, 300,000 five-year warrants with an exercise price equal to $1.56. These warrants will vest immediately upon issuance.

          In the event that (a) at least 33% of the Zero Coupon Debentures are not converted into common stock, preferred stock or some other equity-like security, or (b) at least 33% of the Zero Coupon Debentures are not forgiven by such holders, A&SB shall receive only 100,000 warrants under (ii) above.

    (iii) Upon the completion of the refinancing of Foothill Capital's debt obligations with a new lender, 100,000 five-year warrants with an exercise price equal to $1.56. These warrants will vest immediately upon issuance.

     (iv) Upon  consummation  of other  Possible  Transactions  (excluding (i) -
          (iii) above), A&SB shall be paid fees at normal and customary investment banking rates, to be agreed upon in separate Letter Agreements between the Company and A&SB.

      All warrants received by A&SB as compensation for its services, shall contain customary terms including anti-dilution (not including dilution due to (i) - (iii) above) and cashless exercise provisions (whereby A&SB will receive stock based upon the difference between the exercise price and market price of the Company's stock) provisions and appropriate registration rights.

      In addition to any fees that may be payable to A&SB under this Letter Agreement, the Company agrees to reimburse A&SB, upon request from time to time, for its reasonable out-of-pocket expenses incurred in connection with A&SB's activities under this Letter Agreement.

      In connection with A&SB's engagement, the Company will furnish A&SB with all

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                                      -3-


information concerning the Company which A&SB reasonably deems appropriate and will provide A&SB with access to the Company's officers, directors, accountants and counsel, it being understood that A&SB will rely upon such information supplied by the Company and its officers and agents without any independent investigation or verification thereof. All non-public information concerning the Company which is given to A&SB will be used solely in the course of the performance of our services hereunder and will be treated confidentially by us for so long as it remains non-public. Except as otherwise required by law, A&SB will not disclose this information to a third party without the Company's consent. If A&SB is required by a court of competent jurisdiction to disclose any such information, it shall notify, to the extent consistent with the court's order, the Company at least 5 days before making any such disclosure.

      The Company agrees to indemnify A&SB and its affiliates and their respective directors, officers, employees, agents and controlling persons (A&SB and each person being an "Indemnified Party") from and against any and all losses, claims, damages and liabilities, joint and several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, related to or arising out of any business transaction contemplated by this Letter Agreement or the engagement of A&SB pursuant to, and the performance by A&SB of the services contemplated by, this Letter Agreement and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party. The Company will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court to have resulted primarily from A&SB's bad faith or gross negligence, provided however, selection of counsel shall be subject to reasonable approval of the Company.

      The indemnification provided for in this Letter Agreement shall be in addition to any rights that either party may have at common law or otherwise.

      This engagement shall cease upon termination of this Letter Agreement, which may be effected by agreement of the parties hereto any time and by either party upon 30 days' prior written notice, such notice which may be given at any time. Provisions relating to indemnification and out-of-pocket expenses will survive any termination, and the provisions relating to the payment of fees described on page 2 of this Letter Agreement will survive such termination for a period of 6 months.

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      Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

                                Very truly yours,

                                ARNOLD AND S. BLEICHROEDER, INC.

                                By:/s/ Gary L. Fuhrman
                                   -------------------------------------
                                       Gary L. Fuhrman
                                       Co-Director of Investment Banking

Accepted:

PORTA SYSTEMS CORP.

By:/s/ William V. Carney
   ----------------------------------------
       William V. Carney
       Chairman and Chief Executive Officer